EXHIBIT 23.2

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference to our firm under the captions "Summary Consolidated Financial Information" and "Experts" in the Registration Statement (Form S-8) of Alliance Imaging, Inc. pertaining to the Deferred Compensation Obligations of Alliance Imaging, Inc. and to the incorporation by reference therein of our report dated March 5, 1999, except for Note 1—Common Control Merger, as to which the date is May 13, 1999 and Note 1—Common Stock Split, as to which the date is June 30, 2001, with respect to the consolidated financial statements and schedule of Alliance Imaging, Inc. incorporated by reference in its Registration Statement on Form S-1, as amended (File No. 333-64322), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orange County, California
November 9, 2001